UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                           Orckit Communications Ltd.
                                (Name of Issuer)

                          Ordinary Shares, no par value
                         (Title of Class of Securities)

                                   M7531S 20 6
                                 (CUSIP number)

                                   Eric Paneth
                         c/o Orckit Communications Ltd.
                             126 Yigal Allon Street
                              Tel Aviv 67443 Israel
                                 972-3-696-2121
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 27, 2003
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


---------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6              SCHEDULE 13D

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Eric Paneth

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                    (b) [ ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                            OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)      [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION Israel


                                  7. SOLE VOTING POWER         690,870(1)
NUMBER OF SHARES                  8. SHARED VOTING POWER        54,651
BENEFICIALLY OWNED BY             9. SOLE DISPOSITIVE POWER    690,870(1)
EACH REPORTING PERSON WITH       10. SHARED DISPOSITIVE POWER   54,651



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           745,521 (1)

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   CERTAIN  SHARES [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.5%(2)

14. TYPE OF REPORTING PERSON

           IN


-----------------------------------

(1) Includes options and/or rights to acquire 152,500 ordinary shares exercisable currently or within 60 days. See Item 3.

(2) Based on 4,987,643 ordinary shares outstanding as of February 5, 2003.

                                Explanatory Note

         Eric Paneth (the "Reporting Person") has previously reported his beneficial ownership of Orckit Communications Ltd. on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") (as amended from time to time). This is the Reporting Person's initial statement on Schedule 13D.

Item 1. Security and Issuer

         This Schedule 13D relates to Ordinary Shares, no par value (the "Ordinary Shares"), of Orckit Communications Ltd., an Israeli corporation (the "Issuer" or "Orckit") whose principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel. All share information in this Schedule 13D gives effect to Orckit's one-for-five reverse share split effective as of November 27, 2002.


Item 2.  Identity and Background

(a) Name: Eric Paneth (the "Reporting Person")

(b) Business Address:  c/o Orckit Communications Ltd., 126 Yigal Allon Street,
                       Tel Aviv 67443 Israel

(c) Principal Occupation: The Reporting Person is the Chairman of the Board and Chief Executive Officer of Orckit. Orckit is an Israeli corporation whose principal executive offices are located at 126 Yigal Allon Street, Tel Aviv 67443 Israel. The principal business of Orckit is the provision of advanced telecom equipment.

(d) Criminal Convictions: Neither the Reporting Person nor Kimnar (as defined in Item 5 below) has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Civil Proceedings: Neither the Reporting Person nor Kimnar (as defined in
Item 5 below) has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel


Item 3.  Source and Amounts of Funds or Other Consideration

            At Orckit's 2003 Annual General Meeting on February 27, 2003, the shareholders of Orckit approved the grant to the Reporting Person of a right to purchase, at any time or from time to time in one or more purchases during the 24 months thereafter, up to an aggregate of 140,000 Ordinary Shares. This right was granted in consideration of the Reporting Person's contributions to Orckit. The purchase price for the Ordinary Shares will be equal to the average closing price of the Ordinary Shares on Nasdaq (and if not available, on any other principal stock market or trading medium on which the Ordinary Shares are then trading) over the ten (10) trading days immediately preceding the purchase date, plus a premium of 10%. If the Reporting Person exercises this right, it is expected that he will use personal funds or attempt to obtain a bank loan to pay the purchase price for the Ordinary Shares.

The remaining Ordinary Shares beneficially owned by the Reporting Person were acquired on the founding of Orckit or as a result of the grant of options for Ordinary Shares. To date, none of these options have been exercised by the Reporting Person.

Item 4.  Purposes of Transaction

          See Item 3 above.

         The Reporting Person intends to review on a continuing basis his investment in the Ordinary Shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, either acquiring or disposing of the shares, in whole or in part, at any time, subject to the terms of the options and applicable laws. Any such decision would be based on an assessment by the Reporting Person of a number of different factors, including, without limitation, the business, prospects and affairs of Orckit, the market for the Ordinary Shares, the condition of the securities markets, the economic and political environment in Israel, general economic and industry conditions and other opportunities available toor matters affecting the Reporting Person.


Item 5.  Interest in the Securities of the Issuer

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

         The aggregate of 745,521 Ordinary Shares (representing approximately 14.5% of the outstanding Ordinary Shares of Orckit) beneficially owned by the Reporting Person consists of (i) 538,370 Ordinary Shares held directly by the Reporting Person, (ii) 54,651 Ordinary Shares (representing approximately 1.1% of the outstanding Ordinary Shares of Orckit) held by Kimnar-Yaglan Ltd., an Israeli corporation controlled by the Reporting Person ("Kimnar"), (iii) options to acquire 12,500 Ordinary Shares, and (iv) the right to acquire 140,000 Ordinary Shares (as described in Item 3 above).

Kimnar's business address is c/o Moshe Samuel & Co., Attention Eli Langerman,
2 Leventine Street, Tel Aviv, Israel. Kimnar and the Reporting Person share the power to vote and dispose with respect to the 54,561 Ordinary Shares held by Kimnar.

(c) Other than receiving the right to purchase 140,000 Ordinary Shares described in Item 3 above, the Reporting Person has not effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         -----------------------------------------------------------------------

         See the description in Item 3 above with respect to the right to acquire 140,000 Ordinary Shares.

         The Reporting Person owns options, exercisable currently or within 60 days, to purchase 12,500 Ordinary Shares at a zero exercise price per share. These options are subject to the terms of Orckit's stock option plan. In addition, the Reporting Person holds options to purchase 7,500 Ordinary Shares that will become exercisable over the next one and a half years.

Item 7.  Materials to be Filed as Exhibits

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 10, 2003


                                 /s/ Eric Paneth
                                 ----------------
                                   Eric Paneth






































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